ESSILOR

COMMUNIQUE DE PRESSE

Chiffre d'affaires du 1er semestre 2004 : + 13,6 % hors change

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Trois nouvelles acquisitions de laboratoires de prescription aux Etats-Unis et en Australie

Charenton-le-Pont (21 juillet 2004) -- Au 30 juin 2004, le chiffre d'affaires consolidé provisoire d'Essilor, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

En millions d'euros	**1er semestre 2004**	1er semestre 2003	Variation
Chiffre d'affaires	**1 133,1**	1 031,2	+ 9,9 %

En base homogène, la croissance s'est établie à + 7,6 %.
La première partie de l'année s'est déroulée dans un contexte positif pour le marché mondial de l'optique. La demande pour les verres à fort contenu technologique a continué d'augmenter à un rythme soutenu, ce qui s'est reflété dans une amélioration sensible du mix produit d'Essilor.

Les nouveaux produits, Crizal® Alizé™ (traitement antireflet), Varilux® Ellipse® (verre progressif pour petites montures) et Varilux® Ipseo™ (verre progressif personnalisé) rencontrent beaucoup de succès dans tous les pays. Il en est de même pour le lancement en Europe du verre Essilor à ultra haut indice 1,74.

L'effet de périmètre (+ 6 %) englobe, pour la majeure partie, les sociétés acquises en 2003 ainsi que les premières acquisitions de 2004 (Dunlaw Optical, Spectrum Optical et Tri Supreme).

Compte tenu d'un **effet de change de - 3,8 %,** la croissance réelle du chiffre d'affaires consolidé revient à 9,9 %.

Chiffre d'affaires par région

en millions d'euros	**1er sem. 2004**	1er sem. 2003	*Croissance à taux de change et périmètre constants*
Europe	**558,1**	505,7	*+ 5,3 %*
Amérique du Nord	**463,3**	429,5	*+ 8,8 %*
Asie Océanie	**86,2**	73,9	*+ 13,7 %*
Amérique latine	**25,5**	22,1	*+ 19 %*

Par région, les faits principaux ont été les suivants:

- L'Europe a bénéficié d'un haut niveau d'activité tout au long du semestre malgré le recul attendu de l'Allemagne (- 15 %). Hors Allemagne, la croissance de l'Europe en base homogène aurait été de 7,4 %. Il faut noter, en particulier, la très bonne performance de la France, ainsi que celle du Royaume-Uni, des pays d'Europe du Sud et de l'Est.
- Aux Etats-Unis, les ventes ont poursuivi leur progression à un rythme élevé.
- En Asie Océanie, les ventes continuent d'être dynamiques, et le Japon renoue avec la croissance.
- L'Amérique latine continue sur sa lancée avec une forte progression en Argentine.

Croissance externe : trois nouveaux laboratoires de prescription

Aux Etats- Unis, Essilor of America, filiale d'Essilor, a conclu l'acquisition de **Select Optical** et de **Opal-Lite, Inc**. En Australie, Essilor a pris 50 % de **City Optical**.

Select Optical, un des plus gros laboratoires indépendants de l'Etat de l'Ohio, est situé à Columbus où il emploie 80 personnes et réalise un chiffre d'affaires en base annuelle de 9,8 millions de dollars. **Opal-Lite** est, depuis de nombreuses années, un distributeur des produits de la marque Varilux® à El Monte, près de Los Angeles, Californie. Son chiffre d'affaires atteint 4,6 millions de dollars et il emploie 44 personnes.

Avec ces acquisitions, Essilor accroît sa présence dans deux zones urbaines importantes et notamment dans le sud de la Californie, un des marchés optiques les plus importants des Etats-Unis.

Ces deux laboratoires conserveront leurs équipes de direction actuelles.

En Australie, Essilor a pris 50 % de **City Optical,** un des tout premiers laboratoires indépendants d'Australie. Implanté à Reversby, près de Sydney, City Optical emploie 23 personnes et ses ventes représentent 6 millions de dollars australiens (3,6 millions d'euros). Associé à Essilor, City Optical va pouvoir offrir une gamme de produits élargie à ses clients optométristes/opticiens avec les verres à haute technologie d'Essilor et les traitements notamment antireflet Crizal®.

City Optical continuera d'opérer de façon indépendante sous la direction de son dirigeant actuel.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 173 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière

Véronique Gillet

Tél.: 01 49 77 42 16

www.essilor.com

ESSILOR

PRESS RELEASE

First-Half 2004 Sales Up 13.6%
Excluding Currency Effect

Three New Prescription Laboratories Acquired In the United States and Australia

SUPPL

Charenton-le-Pont, France (July 21, 2004) -- Essilor, the world leader in ophthalmic optics, today announced its provisional consolidated sales for the six months ended June 30, 2004:

In € millions	**First-Half 2004**	First-Half 2003	% Change
Sales	**1,133.1**	1,031.2	9.9%

Like-for-like growth was 7.6%.
Trends in the worldwide optical market were positive in the first half of the year. Demand for high-tech lenses continued to grow at a sustained pace, driving a significant improvement in the Essilor product mix.

Recently introduced products, such as the Crizal® Alizé™ anti-reflective treatment, the Varilux® Ellipse® small-frame progressive lenses and the Varilux® Ipseo™ line of personalized progressive lenses, all reported strong sales in every country market, while the 1.74 ultra-high index Essilor lens was successfully launched in Europe.

Changes in the scope of consolidation, which added **6 points** to reported sales growth, mostly relate to the companies acquired in 2003 and to Dunlaw Optical, Spectrum Optical and Tri Supreme, purchased in early 2004.

After taking into account the negative 3.8% currency effect, sales rose by a reported 9.9% in the first half.

Sales by region

In € millions	**First-half 2004**	First-half 2003	*Like-for-like growth*
Europe	**558.1**	505.7	*5.3%*
North America	**463.3**	429.5	*8.8%*
Asia-Pacific	**86.2**	73.9	*13.7%*
Latin America	**25.5**	22.1	*19.0%*

Highlights by region were as follows:

- Europe enjoyed strong demand throughout the period despite the expected decline in business in Germany (down 15%). Excluding Germany, sales would have been up 7.4% like-for-like. In particular, France reported very good results for the half, as did the United Kingdom and countries in Southern and Eastern Europe.
- In the United States sales continued to expand at a fast pace.
- Sales remained robust in the Asia-Pacific region, with Japan returning to growth.
- Latin America reported sustained growth, with an upsurge in Argentina.

Acquisition of Three New Prescription Laboratories

In the United States, Essilor of America, a subsidiary of Essilor International, has completed the acquisition of **Select Optical** and **Opal-Lite, Inc**. In Australia, Essilor has purchased a 50% interest in **City Optical**.

Select Optical, one of the largest independent laboratories in the state of Ohio, is based in Columbus where it employs 80 people and generates annual sales of $9.8 million. With $4.6 million in sales and 44 employees, **Opal-Lite** has for many years distributed Varilux® brand products in El Monte, near Los Angeles, California.
These acquisitions offer Essilor the opportunity to broaden its presence in two major urban areas, particularly in southern California, which is one of the largest optical markets in the United States.

Both of these laboratories will continue to be managed by their current executive teams.

In Australia, Essilor has acquired a 50% stake in **City Optical**, one of the country's top three independent laboratories. Based in Reversby, near Sydney, City Optical has 23 employees and sales of AUD 6 million (€3.6 million). With Essilor's support, City Optical will be able to offer eye care professionals a broader range of products with Essilor high-tech lenses as well as coatings, including Crizal® anti-reflective treatments.

City Optical will continue to operate independently under the leadership of its current chief executive.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production sites, 173 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN: FR 000012166; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Véronique Gillet
Phone: +33 (0) 1 49 77 42 16
www.essilor.com